Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Coffee Holding Co., Inc. on Form S-8 (File No. 333-233065) of our report dated February 16, 2021 with respect to our audit of the consolidated financial statements of Coffee Holding Co., Inc. and Subsidiaries as of October 31, 2020 and for the year then ended, which report is included in this Annual Report on Form 10-K of Coffee Holding Co., Inc. for the year ended October 31, 2021.

Our report on the consolidated financial statements refers to a change in the method of accounting for leases in 2020 due to the adoption of the guidance in ASC Topic 842, Leases using the modified retrospective approach.

/s/ Marcum llp

Marcum llp

New York, NY

January 31, 2022